UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated July 30, 2026 titled “ Seanergy Maritime Reports Second Quarter and First-Half 2026 Financial Results.”

Attached to this report on Form 6-K as Exhibit 99.2 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of the Company as of and for the six-month period ended June 30, 2026.

This report on Form 6-K and Exhibit 99.2 hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-280792, 333-253332, 333-238136, 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer